

March 27, 2014

Via E-mail
Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

     Re: **Jos. A. Bank Clothiers, Inc.**
              Amended Schedule 14D-9 filed March 20, 2014
              File No. 005-55471

Dear Mr. Schnell:

We have reviewed your filing and have the following comments.

Background, page 12

1.   Revise this section to describe the negotiation of the Wildrick Term Sheet.

Annex A

2.   We note the limitation on reliance by security holders in the fairness opinion provided by Financo. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for Financo's belief that security holders cannot rely upon the opinion to support any claims against Financo arising under applicable state law (e.g., the inclusion of an express disclaimer in Financo's engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Financo would have no effect on the rights and responsibilities of either Financo or the board of directors under the federal securities laws.

Please direct any questions to me at (202) 551-3619.

            Sincerely,

            /s/ Daniel F. Duchovny
            Daniel F. Duchovny
            Special Counsel
            Office of Mergers & Acquisitions